Exhibit 2.5

FOURTH AMENDMENT TO ACQUISITION AGREEMENT

This Fourth Amendment to Acquisition Agreement (the “Fourth Amendment”) is made as of this 14 th day of July 2003 by and between Safety-Kleen Services, Inc., a Delaware corporation (“Safety-Kleen”) and Clean Harbors, Inc., a Massachusetts corporation (“Clean Harbors”). Terms not otherwise defined herein shall have the meaning ascribed to them in the Acquisition Agreement defined below.

WHEREAS, Clean Harbors and Safety-Kleen entered into an Acquisition Agreement, dated February 22, 2002, as amended (the “Acquisition Agreement”), a Transition Services Agreement, (the “Transition Services Agreement”), and a Waste Disposal Agreement, (the “Waste Disposal Agreement”); and

WHEREAS, certain issues have arisen between the parties as to (i) the amount of Working Capital at the time of the Closing and (ii) certain amounts due between the parties under the Transition Services Agreement and the Waste Disposal Agreement; and

WHEREAS, the parties would like to resolve and settle those outstanding issues through the Global Settlement Payment as set forth in this Fourth Amendment;

NOW, THEREFORE, in consideration of the foregoing premises and the covenants set forth below, the parties agree as follows:

1.    Section 1.7 of the Acquisition Agreement provides for a post-closing adjustment to the Purchase Price based upon the amount of Working Capital of the Business as of the Closing Date and for the payment of any Working Capital Deficiency to Clean Harbors. The parties have now agreed upon the amount of the Working Capital Deficiency which is to be paid to Clean Harbors as part of the Global Settlement Payment defined in Section 6 below.

2.    The parties also have agreed that certain items set forth on Schedule A attached hereto will not be included in the calculation of Working Capital and will be handled independent of the Global Settlement Payment.

3.    Amounts received by either party that belong to the other relating to obligations and rights identified in Schedule A attached hereto shall be remitted to the other party within five (5) business days of receipt of the same.

4.    Included within the Global Settlement Payment is the complete and final satisfaction of Seller’s obligations under Section 12 of Schedule A (Seller Services) of the Transition Services Agreement.

5.    Any amount placed in escrow at the Closing for the payment of real estate taxes and not necessary for the payment of those taxes, as determined by LandAmerica Title Insurance Company, is hereby released by Clean Harbors to Safety-Kleen.

6.    Within ten (10) business days after the execution of this Fourth Amendment, Safety-Kleen will pay to Clean Harbors, by wire transfer in immediately available funds, SEVEN MILLION SEVEN HUNDRED FIFTY THOUSAND DOLLARS ($7,750,000.00) (the “Global Settlement Payment”).

7.    Within thirty (30) business days after the execution of this Fourth Amendment, Clean Harbors will provide Safety-Kleen with copies of documentation associated with rights retained by Safety-Kleen identified in Schedule A. Specifically, related to Items 1(c) and 1(e), Clean Harbors will provide invoice copies, SWO’s (service work orders), manifests, bills of lading, certificates of destruction, credit and collection files including collector comments, customer correspondence and any other documentation available to assist with the collection process.

8.    Each party, both on its own behalf and on behalf of its Affiliates, representatives, successors, assigns, officers, directors, shareholders, employees, subsidiaries, advisors and agents, in consideration of the Global Settlement Payment, hereby releases absolutely and agrees to indemnify and hold harmless the other, and all Affiliates, representatives, successors, assigns, officers, directors, shareholders, employees, subsidiaries, advisors and agents of the other, from and against any and all claims arising out of Section 1.7 of the Acquisition Agreement and/or arising through the date hereof under the Transition Services Agreement and the Waste Disposal Agreement.

9.    Clean Harbors hereby waives its right to file any objection to the proposed plan of reorganization in the chapter 11 proceedings involving Safety-Kleen and its subsidiaries and affiliates in the United States Bankruptcy Court for the District of Delaware, Case No. 00-2303 (PJW).

10.    This Fourth Amendment has been negotiated and drafted by both parties with the benefit of counsel, will be governed by the laws of the State of Delaware and shall be binding upon and inure to the benefit of the parties hereto, and all subsidiaries and affiliates of the parties and their respective successors and assigns. If it shall be necessary for either party to bring legal action to enforce this Agreement, the prevailing party shall be entitled to receive from the other party its reasonable costs and expenses, including, without limitation, reasonable attorneys fees. This Agreement may be signed using counterpart copies and by the use of facsimile transmission of signatures. The executed copies together shall be considered an original and shall be binding on the parties.

WITNESS the execution hereof under seal effective as of the date first above written.

SAFETY-KLEEN SERVICES, INC.

By:	/s/ James K. Lehman
Its duly authorized General Counsel

CLEAN HARBORS, INC.

By:	/s/ Stephen H. Moynihan
Its duly authorized Senior Vice President